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October 26, 2005

VIA EDGAR FILING

Mr. Tom Ferraro

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4-06

Washington, D.C. 20549

                                Re:          Request for Extension of Time to Respond

Dear Mr. Ferraro:

                This letter is a follow up to our conversation earlier today in which we discussed my request for an extension of time for United Online, Inc. to file a response to the Staff’s letter dated October 17, 2005.

Specifically, as we discussed, we would appreciate your office considering an extension due to the following: (1) we did not receive the Staff’s letter until October 21, 2005; (2) we are currently in the process of closing our September quarter, preparing for our Board of Directors meeting scheduled for October 28, 2005, and preparing our earnings release scheduled for November 2, 2005; and (3) we intend to file our Form 10-Q for the September quarter no later than November 9, 2005.  Accordingly, we respectfully request that we be given until November 10, 2005 to respond to the Staff’s letter.

                As we also discussed, we would appreciate the opportunity to confer with you, Ms. Collins and/or Ms. Akst this week regarding the matters set forth in the Staff’s letter as a number of the matters raised in the Staff’s letter relate to the presentation of information contained in our upcoming earnings release.

                I appreciate your assistance in this matter and your consideration of both of these requests.  Please feel free to call me directly at (818) 287-3318.

Respectfully submitted,

/s/ Charles S. Hilliard

Charles S. Hilliard
Executive Vice President, Finance and
Chief Financial Officer

cc:	Kathleen Collins, Division of Corporation Finance
Megan Akst, Division of Corporation Finance